February 15, 2006

Via EDGAR and FedEx

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attn:	John P. Nolan
Accounting Branch Chief

Re:	First Reliance Bancshares, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Forms 10-QSB for the Fiscal Year Ending December 31, 2005
File Number: 000-49757

Ladies and Gentlemen:

On behalf of our client, First Reliance Bancshares, Inc. (the “Company”), we are responding to the comments received from your office by letter dated December 29, 2005 with respect to the above-referenced Form 10-KSB and Forms 10-QSB (the “Forms”). We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Forms.

Form 10-KSB, filed March 31, 2005

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for Loan Losses, page 10

1.	We note your disclosures which explain how you determine and evaluate the adequacy of the provision and allowance for loan losses. Please address the following questions in your response letter and provide your proposed disclosure revisions to your 2005 Form 10-KSB filing, as appropriate:

•	you disclose that the objective of management has been to fund the allowance for loan losses at a level greater than your internal risk measurement system for loan risk until a history is established. You also state that the current level of allowance still exceeds the loan risk measurement system;

•	additionally, on page 11 you state that, among other factors, you include historical loan loss factors in determining the adequacy of your allowance for loan losses. Please further explain this statement with your disclosure that you do not utilize your internal risk measurement system to determine the adequacy of the provision and allowance for loan losses until a history is established, as it appears that historical loss factors are considered; and

•	on page 11 you also state that you do not allocate the allowance for loan losses to specific categories of loans but evaluate the adequacy on an overall portfolio basis utilizing your credit grading system which you apply to each loan. However, you also disclose that you calculate your general reserve based upon a percentage allocation for each of the following unclassified loan categories: real estate, commercial, consumer and mortgage loans. Please more fully explain to us what method or methods comprise your accounting policy in this area.

We may have further comments upon receipt and review of your response.

The objective of management has been to fund the allowance for loan losses at a level greater than our internal risk measurement system as the Company believes its internal risk measurement system currently understates the known and inherent risks in the loan portfolio due to the lack of “seasoning.” Due to the rapid growth of the bank and its short operating history, a large portion of the loans in the loan portfolio and the Company’s lending relationships are of relatively recent origin. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process we refer to as “seasoning.” As a result, a portfolio of older loans will usually behave more predictably than a newer loan portfolio. Because the Company’s loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which will likely be higher than current levels. The Company proposes to revise this disclosure in future filings in the manner shown on Exhibit A to address your concern.

While the Company does not believe that a sufficient history has been established to permit its internal risk measurement system to accurately forecast the adequacy of our provision and allowance for loan losses, management does take into account the Company’s limited historical loss experience in determining the adequacy of its allowance for loan loss. The allowance for loan loss is maintained at a level deemed appropriate by management to provide adequately for known and inherent risks in the portfolio. This judgment is guided by a number of factors, including the Company’s internal risk measurement system and historical loss experience. The Company proposes to revise this disclosure in future filings in the manner shown on Exhibit A to address your concern.

The Company evaluates the adequacy of the allowance for loan losses by utilizing its credit rating system applied to each loan. Each loan is assigned one of eight loan risk ratings, based on the loan’s specific characteristics. Any loan assigned an adverse ranking is specifically allocated a loss. For all remaining loans, the general reserve amount is calculated based upon a reserve percentage for each risk rating. A loan’s classification as a real estate, commercial, consumer or mortgage loan may affect the loan’s risk rating, but all loans of equivalent risk ratings are reserved at the same percentage. The Company proposes to revise this disclosure in future filings in the manner shown on Exhibit A to address your concern.

We have attached as Exhibit A clean and marked copies of the Company’s proposed disclosure in the Company’s Form 10-KSB for the Year Ended December 31, 2005. The marked copy is against the Company’s current disclosure in the Form 10-KSB for the Year Ended December 31, 2004.

Form 10-QSB for the period ended March 31, 2005, filed May 16, 2005

Condensed Consolidated Statements of Income, page 4

2.	We note the financial statement line item “residential mortgage origination fees.” Please tell us whether these origination fees relate to residential loans retained in portfolio or to residential mortgage loans originated and subsequently sold. Please consider revising your accounting policy footnote to appropriately reflect your accounting for these fees. Provide us your proposed disclosure that you plan on using in your upcoming December 31, 2005, Form 10-KSB. We refer you to paragraphs 5-7 and 27(c) of SFAS 91.

Consistent with paragraphs 5-7 and 27(c) of SFAS 91, for loans retained in its loan portfolio, the Company defers loan origination fees and recognizes such fees over the life of the loan as an adjustment of yield/interest income. The “residential mortgage origination fees” line items represent residential mortgage loans originated by the Company and subsequently sold, and does not include loans retained in its portfolio. The Company enters into rate lock commitments on these loans prior to funding. These rate lock commitments are considered derivatives. However, due to the low volume of the Company’s loans held for sale, these commitments are not material to the financial statements.

The Company’s proposed disclosure in its upcoming Form 10-KSB for the Year Ended December 31, 2005 will consist of disclosure in “Note 1 – Summary of Significant Accounting Policies” of the following language:

Residential Mortgage Origination Fees – Residential mortgage origination fees include fees from residential mortgage loans originated by the Company and subsequently sold in the secondary market. These fees are recognized as income at the time of the sale to the investor.

Because we believe our accounting treatment for the line item “residential mortgage origination fees” is consistent with GAAP, we do not propose to amend our outstanding Forms 10-KSB and Forms 10-QSB to add this disclosure. However, we will be including the disclosure going forward.

Closing Comments

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attached the requested statement as Exhibit B to this letter.

* * *

Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at 404-572-4561. My fax number is 404-572-6999.

Very truly yours,

/s/ James C. Wheeler

James C. Wheeler

For POWELL GOLDSTEIN LLP

cc:	Jeffrey A. Paolucci
R. Jason Caskey

EXHIBIT A

Proposed Disclosure for the Company’s Form 10-KSB

for the Year Ended December 31, 2005

Clean

Provision and Allowance for Loan Losses

General. The Company has developed policies and procedures for evaluating the overall quality of its credit portfolio and the timely identification of potential problem credits. On a quarterly basis, the Company’s Board of Directors reviews and approves the appropriate level for the Company’s allowance for loan losses based upon management’s recommendations, the results of the internal monitoring and reporting system, and an analysis of economic conditions in its market. The objective of management has been to fund the allowance for loan losses at a level greater than the Company’s internal risk measurement system for loan risk until a seasoned loan history is established. The Company believes its internal risk measurement system currently understates the known and inherent risks in the loan portfolio due to the lack of seasoning of the loan portfolio. Due to the rapid growth of the bank and its short operating history, a large portion of the loans in the loan portfolio and the Company’s lending relationships are of relatively recent origin. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process we refer to as “seasoning.” As a result, a portfolio of older loans will usually behave more predictably than a newer loan portfolio. Because the Company’s loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which will likely be higher than current levels. The Board maintained an allowance for loan losses level of              and 1.16% of total loans at December 31, 2005 and 2004, respectively. Management believes the allowance is adequate to meet any loan losses the Company may experience.

Additions to the allowance for loan losses, which are expensed as the provision for loan losses on the Company’s income statement, are made periodically to maintain the allowance at an appropriate level based on management’s analysis of the potential risk in the loan portfolio. Loan losses and recoveries are charged or credited directly to the allowance. The amount of the provision is a function of the level of loans outstanding, the level of nonperforming loans, historical loan loss experience, the amount of loan losses actually charged against the reserve during a given period, and current and anticipated economic conditions.

The allowance represents an amount which we believe will be adequate to absorb inherent losses on existing loans that may become uncollectible. Our judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans, including consideration of factors such as the balance of impaired loans; the quality, mix and size of our overall loan portfolio; economic conditions that may affect the borrower’s ability to repay the amount and quality of collateral securing the loans; our limited historical loan loss experience and a review of specific problem loans.

The Company adjusts the amount of the allowance periodically based on changing circumstances as a component of the provision for loan losses. We charge recognized losses against the allowance and add subsequent recoveries back to the allowance. We do not allocate the allowance for loan losses to specific categories of loans (i.e. real estate, consumer, commercial and mortgage), but evaluate the adequacy on an overall portfolio basis utilizing our credit grading system which we apply to each loan. We combine our estimates of the reserves needed for each component of the portfolio, including loans analyzed on a pool basis and loans analyzed individually. The allowance is divided into two portions: (1) an amount for specific allocations on significant individual credits and (2) a general reserve amount. We analyze individual loans within the portfolio and make allocations to the allowance based on each individual loan’s specific factors and other circumstances that affect the collectibility of the credit. Significant, individual credits classified as doubtful or substandard/special mention within our credit grading system require both individual analysis and specific allocation. Loans in the substandard category are characterized by deterioration in quality exhibited by any number of well-defined weaknesses requiring corrective action such as declining or negative earnings trends and declining or inadequate liquidity. Loans in the doubtful category exhibit the same weaknesses found in the substandard loan; however, the weaknesses are more pronounced. However, these loans are not yet rated as loss because certain events may occur which could salvage the debt such as injection of capital, alternative financing or liquidation of assets. As of December 31, 2005, the Company had specific allocations totaling $                     in its calculation on the allowance for loan losses. As of December 31, 2004, the Company had no specific allocations on its significant credits in its calculation of the allowance for loan losses.

The Company calculates its general reserve based on percentages tied to our credit grading system. Each loan is assigned one of eight loan risk ratings, based on the loan’s specific characteristics. Any loan assigned an adverse ranking is specifically allocated a loss. For all remaining loans, the general reserve amount is calculated based upon a reserve percentage for each risk rating. The Company may adjust these percentages as appropriate given consideration of local economic conditions, exposure concentration that may exist in the portfolio, changes in trends of past due loans, problem loans and charge-offs and anticipated loan growth.

The bank has developed a loan risk monitoring system that assesses the potential risk the bank may have in its loan portfolio. This system is monitored monthly by management to insure that adequate provisions and loan allowances are maintained. In addition, various regulatory agencies review our allowance for loan losses through their periodic examinations, and they may require us to record additions to the allowance for loan losses based on their judgment about information available to them at the time of their examinations. Our losses will undoubtedly vary from our estimates, and it is possible that charge-offs in future periods will exceed the allowance for loan losses as estimated at any point in time. As of December 31, 2005, the Company’s general reserves totaled $                    , an increase of $                     from 2004. As of December 31, 2004, the Company’s general reserves totaled $2,758,225, an increase of $1,005,943 from 2003. The categories and concentrations of loans have been consistent between the past two years.

Marked

Italic text indicates deletions.	Underlined text indicates additions.

Provision and Allowance for Loan Losses

General. The Company has developed policies and procedures for evaluating the overall quality of its credit portfolio and the timely identification of potential problem credits. On a quarterly basis, the Company’s Board of Directors reviews and approves the appropriate level for the Company’s allowance for loan losses based upon management’s recommendations, the results of the internal monitoring and reporting system, and an analysis of economic conditions in its market. The objective of management has been to fund the allowance for loan losses at a level greater than the Company’s internal risk measurement system for loan risk until a history is established. seasoned loan history is established. The Company believes its internal risk measurement system currently understates the known and inherent risks in the loan portfolio due to the lack of seasoning of the loan portfolio. Due to the rapid growth of the bank and its short operating history, a large portion of the loans in the loan portfolio and the Company’s lending relationships are of relatively recent origin. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process we refer to as “seasoning.” As a result, a portfolio of older loans will usually behave more predictably than a newer loan portfolio. Because the Company’s loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which will likely be higher than current levels. The Board maintained an allowance for loan losses level of             and 1.16% of total loans at December 31, 2004. This level of allowance still exceeds the loan risk measurement system the Company is currently using and management2005 and 2004, respectively. Management believes the allowance is adequate to meet any loan losses the Company may experience.

Additions to the allowance for loan losses, which are expensed as the provision for loan losses on the Company’s income statement, are made periodically to maintain the allowance at an appropriate level based on management’s analysis of the potential risk in the loan portfolio. Loan losses and recoveries are charged or credited directly to the allowance. The amount of the provision is a function of the level of loans outstanding, the level of nonperforming loans, historical loan loss experience, the amount of loan losses actually charged against the reserve during a given period, and current and anticipated economic conditions.

The allowance represents an amount which we believe will be adequate to absorb inherent losses on existing loans that may become uncollectible. Our judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans, including consideration of factors such as the balance of impaired loans; the quality, mix and size of our overall loan portfolio; economic conditions that may affect the borrower’s ability to repay the amount and quality of collateral securing the loans; our limited historical loan loss experience and a review of specific problem loans.

The Company adjusts the amount of the allowance periodically based on changing circumstances as a component of the provision for loan losses. We charge recognized losses against the allowance and add subsequent recoveries back to the allowance. We do not allocate the allowance for loan losses to specific categories of loans (i.e. real estate, consumer, commercial and mortgage), but evaluate the adequacy on an overall portfolio basis utilizing our credit grading system which we apply to each loan. We combine our estimates of the reserves needed for each component of the portfolio, including loans analyzed on a pool basis and loans analyzed individually. The allowance is divided into two portions: (1) an amount for specific allocations on significant individual credits and (2) a general reserve amount. We analyze individual loans within the portfolio and make allocations to the allowance based on each individual loan’s specific factors and other circumstances that affect the collectibility of the credit. Significant, individual credits classified as doubtful or substandard/special mention within our credit grading system require both individual analysis and specific allocation. Loans in the substandard category are characterized by deterioration in quality exhibited by any number of well-defined weaknesses requiring corrective action such as declining or negative earnings trends and declining or inadequate liquidity. Loans in the doubtful category exhibit the same weaknesses found in the substandard loan; however, the weaknesses are more pronounced. However, these loans are not yet rated as loss because certain events may occur which could salvage the debt such as injection of capital, alternative financing or liquidation of assets. As of December 31, 2004 and 2003,2005, the Company had specific allocations totaling $                     in its calculation on the allowance for loan losses. As of December 31, 2004, the Company had no specific allocations on its significant credits in its calculation of the allowance for loan losses.

The Company calculates its general reserve based on a percentage allocation for each of the categories of the following unclassified loan types: real estate, commercial, consumer and mortgage. The Company applies general loss factors to each category andpercentages tied to our credit grading system. Each loan is assigned one of eight loan risk ratings, based on the loan’s specific characteristics. Any loan assigned an adverse ranking is specifically allocated a loss. For all remaining loans, the general reserve amount is calculated based upon a reserve percentage for each risk rating. The Company may adjust these percentages as appropriate given consideration of local economic conditions, exposure concentration that may exist in the portfolio, changes in trends of past due loans, problem loans and charge-offs and anticipated loan growth. The general estimate is then added to the specific allocations made to determine the amount of the total allowance for loan losses.

The bank has developed a loan risk monitoring system that assesses the potential risk the bank may have in its loan portfolio. This system is monitored monthly by management to insure that adequate provisions and loan allowances are maintained. In addition, various regulatory agencies review our allowance for loan losses through their periodic examinations, and they may require us to record additions to the allowance for loan losses based on their judgment about information available to them at the time of their examinations. Our losses will undoubtedly vary from our estimates, and it is possible that charge-offs in future periods will exceed the allowance for loan losses as estimated at any point in time. As of December 31, 2005, the Company’s general reserves totaled $                    , an increase of $                     from 2004. As of December 31, 2004, the Company’s general reserves totaled $2,758,225, an increase of $1,005,943 from 2003. This increase results from an overall increase of $98,973,028 in our loan portfolio. The categories and concentrations of loans have been consistent between the past two years.

EXHIBIT B

The Company hereby acknowledges and confirms that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Securities and Exchange Commission (the “Commission”) addressed in the letter to the Commission dated February 15, 2006, to which this statement is attached;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This 15th day of February, 2006.

FIRST RELIANCE BANCSHARES, INC.

By:	/s/ Jeffrey A. Paolucci
Jeffrey A. Paolucci
Chief Financial Officer